Exhibit 99.1

Bit Digital, Inc. officially changed Company’s name on September 14, 2020, appointed two directors and spun-off the old business on September 8, 2020.

BEIJING, September 15, 2020 /PRNEWSWIRE/ --Bit Digital, Inc. (Nasdaq: BTBT) (the "Company"), an emerging bitcoin mining company headquartered in New York, U.S. today announced that the Company’s name officially changed from Golden Bull Limited to “Bit Digital, Inc.” effective on September 14, 2020. In the previous days, the Company elected two new independent directors in the AGM and disposed of the old peer-to-peer lending business.

On September 10, 2020, the Cayman Islands recorded the Certificate of Incorporation on Change of Name, officially changing the Company’s name to “Bit Digital, Inc.” which the company’s management believes will provide a focused corporate image that more closely reflects the operating bitcoin mining business.

On September 4, 2020, the Company held its Annual Meeting of Shareholders (AGM) and elected two new independent directors, Ms. Ichi Shih and Mr. Chaohui Deng. Ms. Ichi Shih has over 15 years of experience building and advising corporations through internal financial management, M&A transactions, and capital market transaction across several global regions with a Master’s degree in International Finance and Business from Columbia University and the U.S. CPA Certificate. Mr. Chaohui Deng has over 20 years working experience of management and investment in several publicly listed companies and holds a bachelor’s degree in Accounting from Hengyang Industrial College, China. The Company believes that the election of two experienced and specialized directors will strengthen the Company's internal governance, improve internal control, and enhance the Company’s overall image in the global capital markets.

On September 8 2020, the Company entered into a certain share purchase agreement (the “Disposition SPA”) by and among a BVI company, Sharp Whale Limited (the “Purchaser”), Point Cattle Holding Limited (the “Subsidiary”) and Golden Bull Limited (now Bit Digital, Inc., the “Seller”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Subsidiary in exchange for nominal consideration of $10.00 and other good and valuable consideration (the “Purchase Price”). The Board of Directors approved the transaction contemplated by the Disposition SPA (the “Disposition”). The closing of the Disposition occurred on September 8, 2020, and represented the Company’s complete disposition of the peer-to-peer lending business and focus onto the bitcoin mining business and its auto leasing business in the U.S. once the Coronavirus pandemic is curtailed.

The series of recent reforms to the Company is expected to help us integrate global resources and bitcoin mining resources to supply bitcoin network and gain bitcoin. Mr. Erke Huang, Chief Financial Officer of the Company, stated, “We started our bitcoin mining business and are very pleased to make increasing revenues from it since early 2020. We believe that the bitcoin mining business will continue to bolster the Company’s income and increase shareholder value.”

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

FOR FURTHER INFORMATION CONTACT:

Erke Huang, at +1-347-328-3680; Ir@bit-digital.com